[EMPOWERED PRODUCTS, INC. LETTERHEAD]

August 31, 2011

Via EDGAR

Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:         Empowered Products, Inc.
Form 8-K
Filed July 7, 2011
File No. 333-16591

Dear Ms. Long:

On behalf of Empowered Products, Inc., a Nevada corporation (the “Company”), we hereby submit for filing Amendment No. 1 to the Company’s Form 8-K filed on July 7, 2011 (“Amendment No. 1”).  Based upon the Staff’s review of the Company’s Form 8-K filed on July 7, 2011, the Commission issued a comment letter dated August 4, 2011.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Corporate Structure, page 3

1.
Comment:  Please revise this section to clearly explain the business operations of each company listed in your corporate structure diagram. For example, please identify any principal operating subsidiaries. Please also revise the diagram to show any significant share ownership in your operating subsidiaries.

Response: The Company has revised the disclosure to explain the business operations of its subsidiaries and reflect the ownership interest in each of the subsidiaries listed in the corporate structure diagram.

2.
Comment:  We note that in the last paragraph on page 2 you state that EP Asia acquired Polarin Limited, a company organized in Hong Kong which indirectly owns Polarin Australia. However your corporate structure diagram lists an entity, "Polarin Pty Ltd." Please revise your disclosure, including the corporate diagram to indicate the relationship between these entities.

Pamela Long
August 31, 2011

Response:  The Company has clarified the disclosure on page 2 to indicate that as part of the acquisition of the assets of Polarin Limited, the EP Asia acquired 100% of the issued and outstanding securities of Polarin Pty Ltd. (Polarin Australia) which were owned by Polarin Limited. As a result of EP Asia’s acquisition of 100% of the issued and outstanding securities of Polarin Australia from Polarin Limited, Polarin Australia became an indirect wholly-owned subsidiary of the Company.

3.
Comment:  Please tell us how you exercise effective control over your operating subsidiaries in light of the restrictions on foreign investment in China. To the extent that you exercise control through contractual arrangements please revise your corporate structure diagram illustrate the contractual arrangements between the entities and include a description of each contract. Please also disclose the relevant regulatory requirements for operating in China under this structure and your compliance with such roles.

Response:  The Company does not have any subsidiaries organized under the laws of China.  EP Asia, the Company’s Asian subsidiary, is incorporated under the law of Hong Kong.  The Company does not use contractual arrangements to exercise control over any of its operating subsidiaries.

Sales, Marketing and Promotion, page 7

4.	Comment: Please explain what a Nielsen rating is. Disclose what your current rating is as well as the minimum rating required by large chain retailers.

Response:  We have revised the disclosure to include an explanation of a Nielsen rating, in addition to what the Company believes it must achieve to be permitted to sell its products to large chain retailers and the uncertainty related thereto.

Government Regulation, page 8

5.
Comment:  We note your disclosure in the first paragraph of this section. Please revise to state the effect the government regulations have on your business. For example, please state the effect of non-compliance with the FDC Act, the Fair Packaging and Labeling Act and the roles and regulations under the FDA and FTC will have on your business. Please revise the last paragraph to discuss the effect on your business of any requirements applicable to dietary supplements under the DSHEA. Please also disclose the costs of compliance with these regulations. We note the disclosure in the penultimate risk factor on page 14. See Item 101 (h)(4)(ix) of Regulation S-K.

Response:  The Company has revised the disclosure to indicate the effect of government regulations had on its business and the time-consuming, costly and uncertain nature of compliance with such regulations.

Pamela Long
August 31, 2011

Risk Factors, page 11

6.
Comment:  Please consider revising your risk factor section to include any significant risks associated with doing business in China. For example and not by limitation, you have not disclosed any risks associated with the following:

•	Your holding company structure and your resulting indirect ownership of your PRC subsidiary;
•	The fact that the PRC government exerts substantial influence over business activities in China and how this may affect your business;
•	The potential tax consequences to your business and your non-PRC shareholders if the PRC classifies you as a "resident enterprise" of China under the Enterprise Income Tax Law; and
•
How your ability to comply with the PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject your PRC resident shareholders to personal liability, limit your ability to acquire PRC companies or to inject capital into your PRC subsidiaries, and limit their ability to distribute profits to you.

Response:  The Company does not have any subsidiaries that are organized under the laws of the PRC and have therefore has not included any risk factors with respect to ownership of a PRC subsidiary.  Because we do not have any PRC subsidiaries and do not have any person or entity located in the PRC that controls our business operations, we do not believe it is a risk that the PRC government will classify us as a “resident enterprise.” Because some of our suppliers are located in the PRC, we have updated certain risk factors to discuss the influence of the Chinese government over such business and how this may affect our business.  To its knowledge, the Company does not have any PRC resident stockholders.

7.
Comment:  Please tell us whether your industry is an industry in which foreign investment is restricted or forbidden by the PRC government. To the extent that you are engaged in a restricted industry, please consider including a risk factor to adequately describe the risk to your company.

Response:  The Company does not have any PRC subsidiaries and does not have any ownership interests in any entities located in the PRC.  Therefore, we do not believe that we currently have any risks related to PRC restrictions on foreign investment.

If we are unable to protect our proprietary technology, we may not be able to compete. .. page 16

8.
Comment:  We note your use of the term "proprietary technology". It appears that you are discussing your potential inability to protect your trademarks, not an actual process or formula or Technology that you use in your business. Please revise this risk factor to discuss the proprietary technology to which you refer or simply replace the reference with "trademarks.”

Pamela Long
August 31, 2011

Response:  We have revised the disclosure to reference “trademarks” instead of “proprietary technology.”

Certain Relationships and Related Transactions, page 36

Merger, page 36

9.
Comment:  Please revise your disclosure to indicate the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of the related parties’ interests in the transaction. See Item 404(a)(3)-(4) of Regulation S-K.

Response:  The Company has revised the disclosure in response to the comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Forward-Looking Statements, page 3

10.
Comment:  In future filings, please delete the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. As a former shell company, you are not eligible to rely upon the safe harbors afforded under those provisions.

Response:    The Company had never previously indicated that it was a shell company in any filing with the Commission.  The Company included the disclosure in Item 5.06 in the Form 8-K out of an abundance of caution indicating that it may have been a shell company.  However, the Company does not believe it is a former shell company.

Item 9A. Controls and Procedures, page 24

11.
Comment:  We note your statement that your management concluded that your disclosure controls and procedures were effective "based on the company’s size and its current level of activity." In future filings, your principal executive officer and principal financial officer must state the effectiveness conclusion, without qualification, based on the full definition of disclosure controls and procedures as set forth in Rules 13a-15(e) and Rule 15d-15(e) of the Exchange Act. The qualifications based on company size and company activity are not appropriate. Please tell us whether management concluded the disclosure controls and procedures were effective based on the full definition and without the qualifications.

Pamela Long
August 31, 2011

Response:  The Company has filed a 10-K/A and has revised the disclosure to remove the qualification and to indicate that management concluded that the disclosure controls and procedures were ineffective.

12.
Comment:  In light of the existence of a material weakness in the internal control over financial reporting, please tell us how management concluded that the disclosure controls and procedures were effective as of the end of the period covered by the report.

Response:  The Company has revised the disclosure to indicate that disclose controls and procedures were ineffective as of the end of the period covered by the report.

Management’s annual report on internal control over financial reporting, page 24

13.
Comment:  Please tell us, and disclose in future filings, the "compensating procedures and processes" you have planned or implemented to address your deficiencies in your internal control over financial reporting. In future filings, as applicable, please identify the deficiency as a material weakness in your internal control over financial reporting. Please tell us whether the material weakness still existed as of the end of the period covered by the report. Please tell us, and in future filings disclose as applicable, when the material weakness first began and by whom it was identified.

Response:   The Company has revised Item 9A in the 10-K/A to disclose the compensating procedures that were implemented to address the deficiencies in the internal control over financial reporting.  In future filings, the Company will identify the deficiency as a material weakness in its internal control over financial reporting. The Company has also revised Item 9A to indicate that the material weakness still existed as of the end of the period covered by the report and to disclose when the material weakness first began and by whom it was identified.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pamela Long
August 31, 2011

Should you have any questions, please do not hesitate to contact the undersigned or Melissa A. Brown, Esq. at (310) 552-5086 with any questions.

Sincerely,

/s/ Scott Fraser

Scott Fraser
President and Chief Executive Officer